Calm Company Fund LLC
(Formerly Earnest Capital LLC)

Financial Statements

December 31, 2020 and 2019

Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Member’s Equity (Deficit)	5
Statements of Cash Flows	6
Notes to Financial Statements	7

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Calm Company Fund LLC
(Formerly Earnest Capital LLC)
Miami, Florida

We have audited the accompanying financial statements of Calm Company Fund LLC (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member’s equity (deficit), and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calm Company Fund LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Keiter

June 8, 2021
Glen Allen, Virginia

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 143,291	$ 82,848
Accounts receivable	9,476	-
Prepaid expenses	21,094	5,211
Total assets	$ 173,861	$ 88,059
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$ 6,504	$ 3,900
Deferred revenue	80,674	40,655
Total liabilities	87,178	44,555
Member's equity	86,683	43,504
Total liabilities and member's equity	$ 173,861	$ 88,059

See accompanying notes to financial statements.

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 418,298	$ 88,499
Operating expenses	334,619	65,020
Operating income	83,679	23,479
Other income:		
Economic Injury Disaster Grant	2,000	-
Net income	$ 85,679	$ 23,479

See accompanying notes to financial statements.

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Statements of Changes in Member's Equity (Deficit)
Years Ended December 31, 2020 and 2019

Member's deficit, January 1, 2019	$	(10,242)
Contribution from member		30,267
Net income		23,479
Member's equity, December 31, 2019		43,504
Distribution to member		(42,500)
Net income		85,679
Member's equity, December 31, 2020	$	86,683

See accompanying notes to financial statements.

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net income	$ 85,679	$ 23,479
Adjustments to reconcile net income to net cash from operating activities:		
Change in operating assets and liabilities:		
Accounts receivable	(9,476)	-
Prepaid expenses	(15,883)	(5,211)
Accounts payable	2,604	(6,342)
Deferred revenue	40,019	40,655
Net cash provided by operating activities	102,943	52,581
Cash flows from financing activities:		
Contribution from member	-	30,267
Distribution to member	(42,500)	-
Net cash (used in) provided by financing activities	(42,500)	30,267
Net change in cash	60,443	82,848
Cash, beginning of year	82,848	-
Cash, end of year	$ 143,291	$ 82,848

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: Calm Company Fund LLC (formerly Earnest Capital LLC for the years presented of December 31, 2020 and 2019, but changed its name accordingly in 2021) was formed on November 29, 2018 in the State of Delaware and is headquartered in Miami, Florida. The Company operates as the General Partner and management company of several venture capital funds, and also operates a virtual and in-person community of founders building calm, sustainable companies.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future financial statements is unknown at this time.

Management's Plans: The Company's mission is to maximize the number of successful internet entrepreneurs in the world through capital, mentorship, and community. The Company's strategic plan for 2021 and beyond is to continue launching and managing private venture capital funds to invest in and support founders of calm, sustainable, internet-enabled businesses using our innovative Shared Earnings Agreement. The Company has decided to raise capital via a Regulation CF crowdfund campaign to accelerate investment in the growth and development of its team, internal systems, and community products. While there are currently no plans to raise additional funds beyond that, additional funding might be required in the future to achieve the Company's goals.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in several financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is typically made up of many customers across various geographic regions. At December 31, 2020, one customer accounted for 100% of the accounts receivable balance.

Accounts Receivable: The Company receives compensation for services related to their investment management arrangements. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance of doubtful accounts was not deemed necessary at December 31, 2020.

1. Summary of Significant Accounting Policies, Continued:

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $22,482 for 2020 and $780 for 2019.

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“Topic 606”), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard’s core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard on January 1, 2020, under the modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company’s beginning of year member’s equity or revenue for 2020.

Fund Management Fees – The Company recognizes its fund management fees on a quarterly basis for services performed and earned over each quarter.

Founder Summit Remote Subscriptions – The Company recognizes the subscriptions to its virtual community ratably over the term of the annual or monthly subscription period. Subscription fees paid upfront for annual or multi-month memberships are recorded as deferred revenue until earned at which point the revenue is recognized.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 30 days. Contract assets represent the Company’s right to payment for goods and services already transferred to a customer. As of December 31, 2020, and 2019, there were no contract assets. Contract liabilities represent the Company’s obligation to transfer goods or services to a customer when the customer prepays consideration for goods and services. Contract liabilities are recognized as deferred revenue on the accompanying balance sheets.

Income Taxes: The Company is considered a disregarded entity for federal and state income tax purposes as it is a single member limited liability company, and its member reports the Company’s taxable income of loss in their personal income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

1. Summary of Significant Accounting Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through June 8, 2021, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. Revenue Share Agreement:

The Company has a revenue share agreement which specifies the Company is entitled to 50% of the net profit or loss generated from its signature Founder's Summit event held annually. The Company's share of revenue for 2020 amount to $16,304 and is included in revenue on the accompanying statement of operations for 2020. This agreement was not in effect during 2019.

3. Commitments and Contingencies:

From time to time, the Company may be involved in claims and legal actions arising in the ordinary course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition, results of operations or cash flows.